Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 14 DATED AUGUST 27, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our offering circular captioned “Plan of Operation—Acquisitions”:

Ridgeline View Townhomes – Vancouver, Washington

As previously disclosed, on May 19, 2023, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in RM Ridgeline View, LLC (“Ridgeline View”), an entity that owned the Ridgeline View Townhomes, a 50-unit, Class A townhome community (the “Ridgeline View Property”) in Vancouver, Washington. On August 20, 2026, the Ridgeline View Property was sold.

After evaluating the potential local and state legislative changes impacting multifamily operations, risk profile, and outlook relative to other opportunities that may be available to us, we concluded that continuing to hold the Equity Investment was not expected to produce an attractive risk-adjusted return. As a result, we determined that a sale of the Ridgeline View Property represented the most responsible course of action for protecting stockholder capital. We accepted an offer from an unaffiliated third party to purchase the Ridgeline View Property, enabling us to exit an asset where we believe the market headwinds and future asset level performance create uncertainty and risk regarding future property valuations and redeploy proceeds into opportunities better aligned with our long-term strategy and return objectives.

In connection with the Equity Investment, Ridgeline View entered into a five-year loan from an unaffiliated lender in the amount of $11,765,000 (the “Ridgeline Loan”). As previously disclosed, and as a result of the factors discussed above, on April 24, 2026, we issued a promissory note to Ridgeline View in the aggregate principal amount of $462,500 (the “Member Loan”), the proceeds of which were used by the Ridgeline View Property to pay for, among other things, a required deposit to the lender in connection with the Ridgeline Loan. Repayment of the Member Loan received priority over distributions with respect to the Equity Investment in Ridgeline View.

The Ridgeline View Property was originally acquired for $17,800,000, or $356,000 per unit, and was sold for $14,305,000, or $286,100 per unit. The initial underwriting projected a property-level equity multiple of 1.6x throughout a 3-year hold period. Based on the sale price, we expect the Ridgeline View Property will achieve approximately a 0.4x equity multiple over the 3.3-year hold period. Upon consummation of the sale, the Member Loan was repaid in full together with all accrued and unpaid interest.

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of August 27, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $247 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $500 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc.’s portfolio is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, that the aggregate value ascribed to preferred equity investments is based on the most recent purchase price of the asset, and the value ascribed to properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.